Exhibit 11.1
STREAMLINE HEALTH SOLUTIONS, INC.
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Fiscal Year
	2008	2007	2006
Net earnings (loss)	$(1,374,970)	$(735,562)	$96,461

Average shares outstanding	9,286,261	9,234,313	9,195,415
Stock options	—	—	428,976
Warrants assumed converted	—	—	750,000
Assumed treasury stock buyback	—	—	(652,045)
Convertible redeemable preferred stock assumed converted	—	—	—

Number of shares used in per common share computation	9,286,261	9,234,313	9,722,346

Basic net earnings (loss) per share of common Stock	$(.15)	$(.08)	$.01

Diluted net earnings (loss) per share of common stock	$(.15)	$(.08)	$.01